March 12, 2020

Jay Rembolt
Chief Financial Officer
WD 40 CO
9715 Businesspark Avenue
San Diego, CA. 92131

       Re: WD 40 CO
           Form 10-K for the year ended December 31, 2019
           Filed on October 22, 2019
           File No. 000-06936

Dear Mr. Rembolt:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended August 31, 2019

Note 10. Revenue Recognition, page F-20

1. You indicate that you estimate your transaction price using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method given the characteristics of your contracts and the nature of your promotional activities.
      See ASC 606-10-32-8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891, or in his absence, Terence O Brien at
202-551-3355 at if you have any questions.
 Jay Rembolt
WD 40 CO
March 12, 2020
Page 2


FirstName LastNameJay Rembolt   Sincerely,
Comapany NameWD 40 CO
                                Division of Corporation Finance
March 12, 2020 Page 2           Office of Life Sciences
FirstName LastName